Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under

the Securities Act of 1933 and deemed filed pursuant to

Rules 14a-12 and 14d-2 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

Valeant-Allergan FAQs

1.	Who is Allergan? Why are we pursuing a combination with Allergan?

•	Allergan is a multi-specialty healthcare company with a leading portfolio of products across ophthalmology, neurology, aesthetics, medical dermatology, breast implants and urologics. Some of its leading products includes: BOTOX®, JUVÉDERM® line of products, LATISSE®, LUMIGAN® and RESTASIS®.

•	We believe combining Valeant and Allergan would create an unrivaled platform for growth and value creation in healthcare. By joining our highly complementary portfolios, the combined company would have a #2 position in global eye health, a leading portfolio in dermatology and the most comprehensive aesthetics portfolio in the industry.

2.	What is the next step in Valeant’s pursuit of a transaction with Allergan?

•	On June 10, Allergan’s Board rejected our May 30 proposal of $72 per share in cash and 0.83 shares of Valeant for each Allergan share.

•	We are in the process of preparing to take our offer directly to Allergan’s shareholders through what is known as an “exchange offer,” and Allergan’s largest shareholder, Pershing Square, is taking steps to for a special meeting of Allergan shareholders to, among other things, remove a majority of Allergan’s directors.

3.	Does the proposal to acquire Allergan have any impact on Valeant’s ability to operate its business?

•	Not at all. We are continuing to operate in “business as usual” mode and pursue opportunities that are in the best interest of our employees, customers and shareholders.

4.	How does Valeant’s proposal to acquire Allergan impact Valeant employees?

•	We continue to operate in “business as usual” mode and there is no impact on Valeant employees at this time.

•	It is important that we continue to focus on providing the high-quality products and services that our customers have come to expect.

5.	What about Allergan’s claims about Valeant’s business model and R&D approach?

•	It is unfortunate that Allergan’s materials contain inaccurate and misleading statements about Valeant.

•	Our business model has created tremendous value our shareholders and we are pleased with the performance of our businesses. We believe our business model is and will continue to be sustainable.

•	Our output-driven approach to R&D was recently validated by the FDA’s recent approval of JUBLIA for the treatment of onychomycosis.

6.	What should I do if I receive feedback from customers regarding the Valeant proposal?

•	If you receive any feedback from customers regarding the Valeant proposal, please send it to or discuss it with Frank Centore, Director – Corporate Communications, at frank.centore@valeant.com. You should listen, but not engage in discussions with our customers regarding the proposal.

7.	What should I do if I am contacted by members of the media or investment community?

•	Should you be contacted by any third party, please refer them to Laurie Little, Senior Vice President – Investor Relations, at 949-461-6002 or laurie.little@valeant.com.

8.	Who should I contact if I have additional questions?

•	We are committed keeping you apprised of any significant developments throughout this process.

•	If you have any additional questions please contact Frank Centore, Director – Corporate Communications, at frank.centore@valeant.com.

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant Pharmaceuticals International, Inc.’s (“Valeant”) offer to acquire Allergan, Inc. (“Allergan”), its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant;

•	if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transaction;

•	ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis;

•	our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Valeant Pharmaceuticals International, Inc. (“Valeant”) has made for a business combination transaction with Allergan, Inc. (“Allergan”). In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if a negotiated transaction is agreed, Allergan) may file one or more registration statements, proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing

Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.